UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______   No___X____

FINANCIAL REPORT

Rio de Janeiro

March 15th, 2018

2017 Results*:

Consolidated financial information audited by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries, and the presentation currency of the Petrobras Group is the U.S. dollar. Therefore, financial records are maintained in Brazilian reais and income and expenses are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the real appreciates relative to the U.S. dollar, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the real depreciates relative to the U.S. dollar, the effect is to generally decrease revenues and expenses when expressed in U.S. dollars. In 2017, the average Brazilian Real appreciated by 8% in relation to U.S. dollar when compared to 2016. The foreign translation effects on the Company’s results are shown in item VII - Foreign exchange translation effects on results of operations in 2017.

Gross Profit

Gross profit increased by 10%, from US$ 25,988 million in 2016 to US$ 28,680 million in 2017, mainly due to higher average prices of oil products, including diesel and gasoline, which increase in prices was due to the effect of foreign exchange translation (the appreciation of the Brazilian Real against the U.S. dollar). The increase in oil exports and rise in the domestic natural gas sales, both at higher prices also contributed to the result. On the other hand, sales volumes of oil products decreased in the domestic market due to the reduction of market share and production taxes increased led by the higher Brent prices and increase in pre-salt’s production. Gross Margin* was 32% in 2017, in line with 2016.

Operating income and expenses

Operating income increase 160%, from US$ 4,308 million in 2016 to US$ 11,219 million, mainly due to the reduction in impairment charge (from US$ 6,193 million in 2016 to US$ 1,191 million in 2016). Further, 2017 result was impacted by the Brazilian federal settlement programs, by the increase in sale expenses (due to the sale of NTS) and by the class action, however those expenses were compensated by the reduction in personnel expenses, lower costs attributable to write-offs of dry and/or subcommercial wells and gains with divestments.

Net Finance Income (Expense)

The net finance expense during the year was US$ 9,895 million, US$ 2,140 million higher than 2016 as a result of higher depreciation of the U.S. dollar against the Euro and Pound and of the increased finance charges due to the decision to join the Brazilian federal settlement programs established during the 2017, despite the lower finance expenses, due to the liability management that led to a reduction in the debt amount and interest rates.

Net income (loss) attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras was US$ 91 million in 2017, compared to a net loss of US$ 4,838 million in 2016. The result improved due to the reduction in impairment, however was still a loss, mainly driven by the class action agreement and by the decision to join the Brazilian federal settlement programs.

Adjusted EBITDA**

Adjusted EBITDA decreased by 6%, to US$ 24,039 million in 2017 from US$ 25,630 million in 2016, reflecting the decision to join the Brazilian federal settlement programs and the constitution of the provision for the class action. The Adjusted EBITDA Margin* reached 27% in 2017 compared to 31% in 2016.

Net cash provided by operating activities and Free Cash Flow**

Free cash flow increased 12% due to the effect of foreign exchange translation, which led to an increase in the net cash provided by operating activities and to the maintenance of the investments in the same level of 2016.

* Additional information about operating results of 2017 x 2016, see “Additional Information” item II.

* See definitions of Free Cash Flow, Gross Margin, Adjusted EBITDA and Adjusted EBITDA Margin in glossary and the respective reconciliations in Liquidity and Capital Resources and Reconciliation of Adjusted EBITDA.

*

Table of Contents

I.	Summary Financial Information and Consolidated Economic Indicators
II.	Comparison of 2017 x 2016 Results
III.	Results by Business Segment
a) Exploration and Production
b) Refining, Transportation and Marketing
c) Gas & Power
d) Distribution
IV.	Liquidity and Capital Resources
V.	Consolidated debt
VI.	Reconciliation of Adjusted EBITDA and Reconciliation of Consolidated Adjusted EBITDA by Segment
VII.	Foreign Exchange Translation Effects on 2017 Results of Operations
VIII.	Glossary

www.petrobras.com.br/ir* Contacts: PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Investor Relations Department

E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002  – 20031-912 – Rio de Janeiro, RJ

Phone: 55 (21) 3324- 1510 / 9947 I 0800-282-1540

B3: PETR3, PETR4 NYSE: PBR, PBRA BCBA: APBR, APBRA LATIBEX: XPBR, XPBRA

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

I. Summary financial information and Consolidated Economic Indicators

	US$ million
	Jan-Dec
	2017	2016	(%)
Sales revenues	88,827	81,405	9
Gross profit	28,680	25,988	10
Operating income (loss)	11,219	4,308	160
Net finance income (expense)	(9,895)	(7,755)	(28)
Consolidated net income (loss) attributable to the shareholders of Petrobras	(91)	(4,838)	98
Basic and diluted earnings (losses) per share attributable to the shareholders of Petrobras	(0.01)	(0.37)	97
Adjusted EBITDA *	24,039	25,630	(6)
Adjusted EBITDA margin* (%)	27	31	(4)
Gross margin* (%)	32	32	−
Operating margin* (%)	13	5	8
Net margin* (%)	−	(6)	6
Total capital expenditures and investments	15,084	15,859	(5)
Exploration & Production	12,397	13,509	(8)
Refining, Transportation and Marketing	1,284	1,168	10
Gas & Power	1,127	717	57
Distribution	109	139	(22)
Biofuel	35	96	(64)
Corporate	132	230	(43)
Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.19	3.48	(8)
Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.31	3.26	2
Variation of the period-end commercial selling rate for U.S. dollar (%)	1.5	(16.5)	18
Domestic basic oil products price (U.S.$/bbl)	70.94	65.52	8
Brent crude (U.S.$/bbl)	54.27	43.69	24
Domestic Sales price
Crude oil (U.S.$/bbl)	50.48	39.36	28
Natural gas (U.S.$/bbl)	37.79	31.10	22
International Sales price
Crude oil (U.S.$/bbl)	47.16	43.52	8
Natural gas (U.S.$/bbl)	20.79	21.40	(3)
Total sales volume (Mbbl/d)
Diesel	717	780	(8)
Gasoline	521	545	(4)
Fuel oil	61	67	(9)
Naphtha	134	151	(11)
LPG	235	234	−
Jet fuel	101	101	−
Others	171	186	(8)
Total oil products	1,940	2,064	(6)
Ethanol, nitrogen fertilizers, renewables and other products	112	112	−
Natural gas	361	333	8
Total domestic market	2,413	2,509	(4)
Crude oil, oil products and other exports	672	554	21
International sales **	242	418	(42)
Total international market	914	972	(6)
Total	3,327	3,481	(4)

*

* See definition of Adjusted EBITDA, Adjusted EBITDA Margin, Gross Margin, Operating Margin and Net Margin in glossary and the reconciliation in Reconciliation of Adjusted EBITDA.
** Sales from operations outside of Brazil, including trading and excluding exports.

ADDITIONAL INFORMATION

II. Results of Operations of 2017 compared to 2016

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”. Accordingly, foreign exchange translation effect in the results of operations discussion are mentioned whenever it was a significant contributing factor to changes in our results of operations as compared to previous periods. For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of 2017”.

Sales revenues were US$ 88,827 million in 2017, a 9% increase (US$ 7,422 million) when compared to US$ 81,405 million in 2016, mainly due to:

•

Higher export revenues (US$ 4,636 million), derived from the increase in crude oil volume exported as a result of its higher availability due to lower oil product sales, following the higher share of importers on the domestic market. The higher international prices of crude oil and oil products were also a contributing factor to the increase in export revenues;

•	Higher domestic revenues (US$ 5,431 million), as a result of:

✓

Higher oil products revenues (US$ 2,294 million), mainly reflecting the average increase in the prices of diesel, gasoline when expressed in U.S. dollars, as well as higher average realization prices for other oil products, such as liquefied petroleum gas and jet fuel following the increase in their international prices. These effects were partially offset by the decrease in oil products sales volume due to drop in market share, mainly for diesel and gasoline markets;

✓	Increased electricity revenues (US$ 1,678 million) due to higher thermoelectric dispatch with higher prices in the spot market, as a result of worsen hydrological conditions; and
✓	Higher natural gas revenues (US$ 1,222 million), as a result of higher thermoelectric dispatchs with higher prices and sales.

•	Lower revenues from operations abroad (US$ 2,645 million), due to the sale of Petrobras Argentina S.A. (PESA) in 3Q-2016 and Petrobras Chile Distribución Ltda (PCD) in 1Q-2017.

Sales revenues were significantly affected when translated into U.S. dollars. In 2017, foreign exchange translation effects* increased sales revenues by US$ 6,904 million and impacted each component in different ways.

Cost of sales was US$ 60,147 million in 2017, a 9% increase (US$ 4,730 million) compared to US$ 55,417 million in 2016, reflecting:

•	Foreign exchange translation effects which increased the average cost of sales when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
•	Higher production taxes expenses due to the increase in international prices and rise in production of Lula field, which has a higher special participation rate imposed on it; and
•	Increased electricity expenses, as a result of higher prices in the spot market.

These effects were partially offset by:

•	Lower import costs of oil and oil products due to the increase in domestic crude oil share on the processed feedstock and the lower oil product sales volume in the domestic market;
•	Lower import costs of natural gas due to higher share of domestic natural gas in sales mix;
•	Decreased depreciation expenses, as a result of impairments of assets recognized in 2016;
•	Decreased costs from operations abroad mainly attributable to the sale of PESA and PCD.

Cost of sales was significantly affected when translated into U.S. dollars. In 2017, foreign exchange translation effects* increased cost of sales by US$ 4,589 million and impacted each component in different ways.

Selling expenses were US$ 4,538 million in 2017, a 15% increase (US$ 575 million) compared to US$ 3,963 million in 2016, mainly due to:

•	Foreign exchange translation effects which increased the average selling expenses when expressed in U.S. dollars, reflecting the appreciation of the average Brazilian Real;
•	Higher transportation charges by the use of third parties gas pipelines, following the sale of Nova Transportadora do Sudeste (NTS);

These effects were partially offset by:

•	The effect of the sale of PESA and PCD; and
•	The lower impairment of trade and other receivables, primarily relating to companies from the electricity sector.

Selling expenses were significantly affected when translated into U.S. dollars. In 2017, foreign exchange translation effects* increased selling expenses by US$ 301 million and impacted each component in different ways.

General and administrative expenses were US$ 2,918 million in 2017, a 12% decrease (US$ 401  million) compared to US$ 3,319 million in 2016, mainly due to lower personnel expenses, following the separations under the Voluntary Separation Incentive Plan 2014/2016, and to lower expenses with outsourced administrative services.

Exploration costs were US$ 800 million in 2017, a 55% decrease (US$ 961 million) compared to US$ 1,761 million in 2016, mainly due to lower exploration expenditures, as dry hole and/or sub-commercial wells amounting to US$ 1,002 million.

Other taxes were US$ 1,843 million in 2017, a US$ 1,129 million increase compared to US$ 714 million in 2016, mainly as a result of the Company’s decision to join Brazilian federal settlement programs (US$ 883 million).

Impairment of assets were US$ 1,191 million in 2017, a 81% decrease (US$ 5,002 million) compared to US$ 6,193 million in 2016. For more information about impairment of assets, see Note 14 to the Company´s audited consolidated financial statements.

* For detailed information about foreign exchange translation effects on the Company’s income statement, see item VII “Foreign exchange translation effects on results of operations of 2017”.

Other income and expenses were US$ 5,599 million in 2017, a 8% increase (US$ 392 million) compared to US$ 5,207 million in 2016, mainly due to:

•	Higher provision for losses on legal proceedings (US$ 2,954 million), mainly impacted by the agreement to settle the class action in the United States;
•	Lower gains on decommissioning of returned/abandoned areas (US$ 1,154 million) due to higher discount rate and the appreciation of the Brazilian Real against the U.S. dollar in 2016;
•	Higher pension and medical benefit expenses associated with retirees (US$ 486 million), due to unwinding of discount over an increased net actuarial obligation;
•	Gain on sale and write-off of assets (US$ 1,205 million), mainly driven by the sale of interests in NTS and on its remaining interests measured at fair value (US$ 217 million);
•

Reversal of provisions relating to the Voluntary Separation Incentive Plan (PIDV) due to cancellation of enrollments in 2017 (US$ 237 million), compared to the PIDV expenses in 2016 (US$ 1,228 million); and

•

Lower foreign exchange losses reclassified from shareholders’ equity to results triggered by the sale of certain investees (US$ 1,420 million), mainly reflecting the sale of PESA in the 3Q-2016 (US$ 1,428 million).

Net finance expense (income) was US$ 9,895 million in 2017, a 28% increase (US$ 2,140 million) when compared to US$ 7,755 million in 2016, mainly due to:

•	Higher foreign exchange and inflation indexation charges (US$ 1,697 million) generated by:

(i)

Foreign exchange losses of US$ 718 million driven by the impact of a 13.7% depreciation of the U.S. dollar against the Euro on the Company’s net debt in 2017, compared to the foreign exchange gains of US$ 191 million due to the 3.1%  appreciation on the net debt in 2016 (US$ 909 million);

(ii)

Foreign exchange losses of US$ 39 million driven by the impact of a 9.1% depreciation of the U.S. dollar against the Pound Sterling over the average net debt in Pound Sterling in 2017, compared to the foreign exchange gains of US$ 403 million due to the 16.5%  appreciation on the net debt in 2016 (US$ 442 million);

(iii)

Foreign exchange losses of US$ 91 million driven by the impact of a material appreciation of the Brazilian Real against the U.S. dollar over the average positive exposure in U.S. dollar in 2017, compared to the foreign exchange gains of US$ 159 million due to the 16.5% appreciation of the Brazilian Real against the U.S. dollar over the average negative exposure in U.S. dollar in 2016 (US$ 250 million); and

(iv)	Foreign exchange gains due to lower Brazilian Real x Euro exposure (US$ 39 million).

•	Higher finance expenses (US$ 437 million), mainly due to:
(i)	Finance charges arisen from the Company’s decision to joint Brazilian federal settlement programs in 2017 (US$ 837 million); and
(ii)	Lower financing expenses in Brazil, due to pre-payment of debts (US$ 376 million), along with higher capitalized borrowing costs (US$ 247 million).

Net finance expense was significantly affected when translated into U.S. dollars. In 2017, foreign exchange translation effects* increased net finance expense by US$ 806 million and impacted each component in different ways.

Positive results in equity-accounted investments of US$ 673 million in 2017, mainly due to the higher income of associates, compared to the negative result of US$ 218 million in 2016, which was impacted by the Braskem’s leniency agreement and by the negative result of the formerly associate Guarani S/A.

Income taxes expenses were US$ 1,828 million in 2017, compared to US$ 684 million in 2016, mainly as a result of the Company’s decision to joint Brazilian federal settlement programs and also to the taxable income of the periods. For more information about income taxes expenses, see Note 21.6 to the Company´s interim consolidated financial statements.

Exploration & Production Summary financial information and Main Indicators

	US$ million
	Jan-Dec
	2017	2016	(%)
Sales revenues	42,184	33,675	25
Brazil	41,242	32,382	27
Abroad	942	1,293	(27)
Gross profit	14,247	8,812	62
Brazil	13,882	8,387	66
Abroad	365	425	(14)
Operating expenses	(3,750)	(6,789)	45
Brazil	(3,074)	(6,205)	50
Abroad	(676)	(584)	(16)
Operating income (loss)	10,497	2,023	419
Brazil	10,807	2,185	395
Abroad	(310)	(162)	(91)
Net income (Loss) attributable to the shareholders of Petrobras	7,021	1,425	393
Brazil	7,098	1,592	346
Abroad	(77)	(167)	54
Adjusted EBITDA of the segment *	20,447	15,697	30
Brazil	20,271	15,251	33
Abroad	176	446	(61)
EBITDA margin of the segment (%)*	48	46	2
Capital expenditures of the segment	12,397	13,509	(8)
Average Brent crude (US$/bbl)	54.27	43.69	24
Sales price - Brazil
Crude oil (US$/bbl)	50.48	39.36	28
Sales price - Abroad
Crude oil (US$/bbl)	47.16	43.52	8
Natural gas (US$/bbl)	20.79	21.40	(3)
Crude oil and NGL production (Mbbl/d)	2,217	2,224	−
Brazil	2,154	2,144	−
Abroad	41	55	(25)
Non-consolidated production abroad	22	25	(12)
Natural gas production (Mbbl/d)	550	566	(3)
Brazil	501	485	3
Abroad	49	81	(40)
Total production	2,767	2,790	(1)
Lifting cost - Brazil (US$/barrel)
excluding production taxes	11.27	10.64	6
including production taxes	20.48	16.27	26
Lifting cost – abroad without production taxes (US$/barrel)	5.51	5.38	2
Production taxes - Brazil	7,877	4,652	69
Royalties	3,930	2,942	34
Special participation charges	3,889	1,658	135
Rental of areas	58	52	12
Production taxes - Abroad	23	226	(90)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

III. RESULT BY BUSINESS SEGMENT*

a) EXPLORATION & PRODUCTION (E&P)

2017 x 2016

Gross Profit

Gross profit rose due to higher oil prices and lower depreciation, partially offset by increase in production taxes.

Operating income and expense

Operating income was higher due to increase in gross profit and lower impairments expenses.

Operating Performance

Production

Domestic crude oil and NGL production remained stable.

Natural gas production increased 3% mainly due to the start-up of production of P-66 and the ramp-up of FPSOs  Cid. de Saquarema, Cidade de Maricá and Cidade de Itaguaí.

The production of crude oil, NGL and natural gas abroad declined due to PESA’s sale in 2016.

Lifting Cost

Lifting cost increased mainly due to the foreign exchange effects related to expenses denominated in Brazilian Real.

Additionally, higher production taxes were caused by rise in oil prices and increased pre-salt production.

*Biofuels and Corporate segments are disclosed only in segment information tables.

Refining, Transportation and Marketing Summary financial information and Main Indicators

	US$ million
	Jan-Dec
	2017	2016	(%)
Sales revenues	67,037	62,588	7
Brazil (includes trading operations abroad)	68,765	63,414	8
Abroad	2,084	2,972	(30)
Eliminations	(3,812)	(3,798)	−
Gross profit	9,259	14,144	(35)
Brazil	9,226	14,101	(35)
Abroad	33	43	(23)
Operating expenses	(3,603)	(5,425)	34
Brazil	(3,492)	(5,440)	36
Abroad	(111)	15	(840)
Operating income (loss)	5,656	8,719	(35)
Brazil	5,734	8,661	(34)
Abroad	(78)	58	(234)
Net income (loss) attributable to the shareholders of Petrobras	4,235	5,746	(26)
Brazil	4,286	5,686	(25)
Abroad	(51)	60	(185)
Adjusted EBITDA of the segment *	9,018	13,562	(34)
Brazil	8,968	13,449	(33)
Abroad	50	113	(56)
EBITDA margin of the segment (%)*	13	22	(9)
Capital expenditures of the segment	1,284	1,168	10
Domestic basic oil products price (US$/bbl)	70.94	65.52	8
Imports (Mbbl/d)	308	375	(18)
Crude oil import	127	136	(7)
Diesel import	12	13	(8)
Gasoline import	11	32	(66)
Other oil product import	158	194	(19)
Exports (Mbbl/d)	669	542	23
Crude oil export	512	387	32
Oil product export	157	155	1
Exports (imports), net	361	167	116
Refining Operations - Brazil (Mbbl/d)
Output of oil products	1,800	1,887	(5)
Reference feedstock	2,176	2,176	−
Refining plants utilization factor (%)	77	81	(4)
Feedstock processed (excluding NGL)	1,685	1,772	(5)
Feedstock processed	1,736	1,819	(5)
Domestic crude oil as % of total feedstock processed	93	92	1
Refining Operations - Abroad (Mbbl/d)
Total feedstock processed	94	126	(25)
Output of oil products	94	128	(27)
Reference feedstock	100	200	(50)
Refining plants utilization factor (%)	88	65	23
Refining cost - Brazil
Refining cost (US$/barrel)	2.90	2.58	12
Refining cost - Abroad (US$/barrel)	4.41	3.95	12
Sales volume (includes sales intersegments and to third-parties)
Diesel	645	733	(12)
Gasoline	453	486	(7)
Fuel oil	67	63	5
Naphtha	134	151	(11)
LPG	236	234	1
Jet fuel	114	115	(1)
Others	187	199	(6)
Total domestic oil products (Mbbl/d)	1,835	1,982	(7)

*

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

b) REFINING, TRANSPORTATION AND MARKETING (RTM)

2017 x 2016

Gross Profit

Gross profit decreased mainly due to higher cost of sale, influenced by rise in Brent and domestic oil prices, as well as reduction in oil products sales volume in the domestic market, partially offset by higher prices when expressed in U.S. dollar.

Operating Income and expense

Operating income decreased due to the lower gross profit, partially offset by reduction in expenses associated with sales, voluntary separation plan and impairment.

Operating Performance

Imports and Exports of Crude Oil and Oil Products

Net crude oil exports increased as a result of decrease in volume processed in refineries, both domestic and imported.

The reduction in net oil products imports, especially diesel and gasoline, is due to lower domestic sales along with the increase in market share of our competitors in the Brazilian market.

Refining Operations

Processed feedstock was lower, mainly due to increase in imports by third parties.

Refining Cost

Refining cost was higher mainly reflecting a decrease in processed feedstock.

Gas & Power Summary financial information and Main Indicators

	US$ million
	Jan-Dec
	2017	2016	(%)
Sales revenues	12,374	9,401	32
Brazil	12,330	9,001	37
Abroad	44	400	(89)
Gross profit	3,577	2,611	37
Brazil	3,566	2,548	40
Abroad	11	63	(83)
Operating expenses	(676)	(1,439)	53
Brazil	(626)	(1,419)	56
Abroad	(50)	(20)	(150)
Operating income (loss)	2,901	1,172	148
Brazil	2,939	1,129	160
Abroad	(38)	43	(188)
Net income (Loss) attributable to the shareholders of Petrobras	1,915	732	162
Brazil	1,908	651	193
Abroad	7	81	(91)
Adjusted EBITDA of the segment *	1,964	2,300	(15)
Brazil	1,962	2,246	(13)
Abroad	2	54	(96)
EBITDA margin of the segment (%) *	16	24	(8)

Capital expenditures of the segment **	1,127	717	57

Physical and financial indicators
Electricity sales (Free contracting market - ACL) - average MW	788	835	(6)
Electricity sales (Regulated contracting market - ACR) - average MW	3,058	3,172	(4)
Generation of electricity - average MW	3,165	2,252	41
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh	100	31	227
Domestic natural gas available (Mbbl/d)	338	277	22
Imports of LNG (Mbbl/d)	30	37	(19)
Imports of natural gas (Mbbl/d)	149	176	(15)

*88

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

** The higher capital expenditure on Gas & Power segment is due to the implementation of Rota 3 Pipeline Project and to the reclassification of investments in the Pre-Salt pipelines, which were considered in the E&P segment until 2016.

c) GAS & POWER (G&P)

2017 x 2016

Gross Profit

Gross profit increased due to growth of natural gas sales, at higher prices, and the increase in the participation of national gas in the sales mix.

Operating income and expense

Operating income increased due to the higher gross profit, as well as the gain with the sale of Company’s interest in NTS, partially offset by the increase in impairment.

Operating Performance

Physical and Financial Indicators

The increase in the national gas supply led to reduction in imports of natural gas from Bolivia and of LNG.

Electric generation rose due to the reduction in hydrologic volume, which led to higher prices in the spot market.

Distribution Summary financial information and Main Indicators

	US$ million
	Jan-Dec
	2017	2016	(%)
Sales revenues	27,567	27,927	(1)
Brazil	26,198	24,720	6
Abroad	1,369	3,207	(57)
Gross profit	2,066	2,170	(5)
Brazil	1,952	1,832	7
Abroad	114	338	(66)
Operating expenses	(1,266)	(2,084)	39
Brazil	(1,193)	(1,760)	32
Abroad	(73)	(324)	77
Operating income (loss)	800	86	830
Brazil	759	72	954
Abroad	41	14	193
Net Income (Loss) attributable to the shareholders of Petrobras	521	67	678
Brazil	492	66	645
Abroad	29	1	2800
Adjusted EBITDA of the segment *	961	325	196
Brazil	912	203	349
Abroad	49	122	(60)
EBITDA margin of the segment (%)*	3	1	2
Capital expenditures of the segment	109	139	(22)
Market share - Brazil	29.9%	31.1%	(1.2)%
Sales Volumes - Brazil (Mbbl/d)
Diesel	296	315	(6)
Gasoline	186	191	(3)
Fuel oil	52	53	−
Jet fuel	52	50	2
Others	85	101	(16)
Total domestic oil products	671	710	(5)

***

* See definition of Adjusted Ebitda and Adjusted Ebitda Margin in Glossary and reconciliation in Reconciliation of Consolidated Adjusted EBITDA Statement by Segment.

d) DISTRIBUTION

2017 x 2016

Gross Profit

The decrease in gross profit reflected the reduction in sales volumes and market share, caused by lower sales to thermoelectric plants, as well as by higher participation of third parties in the oil product sales market.

Operating income and expense

The increase in operating income reflected the reduction of expenses with sales and with administrative and judicial claims, as well as the reversal of expenses with voluntary separation plan, provisioned in 2016.

Operating Performance

The market share reduction is due to the decrease in the diesel sales volume, mainly to thermoelectric plants, result of the maintenance of the policy to keep the margins and maximize profitability, which led to a higher sales selectivity. Besides that, there was an increase in competition in the oil products markets, associated with lower market demand.

IV. Liquidity and Capital Resources

	U.S.$ million
	Jan-Dec
	2017	2016
Adjusted cash and cash equivalents* at the beginning of period	21,989	25,837
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(784)	(779)
Cash and cash equivalents at the beginning of period	21,205	25,058
Net cash provided by (used in) operating activities	27,112	26,114
Net cash provided by (used in) investing activities	(11,032)	(11,303)
Capital expenditures, investments in investees and dividends received	(13,262)	(13,737)
Proceeds from disposal of assets (divestment)	3,091	2,205
Investments in marketable securities	(861)	229
(=) Net cash provided by operating and investing activities	16,080	14,811
Net financings	(16,001)	(19,071)
Proceeds from financing	27,075	18,897
Repayments	(43,076)	(37,968)
Dividends paid to non-controlling interest	(167)	(72)
Investments by non-controlling interest	19	29
Proceeds from sale of interest without loss of control	1,511	−
Effect of exchange rate changes on cash and cash equivalents	(128)	450
Cash and cash equivalents at the end of period	22,519	21,205
Government bonds and time deposits with maturities of more than 3 months at the end of period	1,885	784
Adjusted cash and cash equivalents* at the end of period	24,404	21,989
Reconciliation of Free cash flow
Net cash provided by (used in) operating activities	27,112	26,114
Capital expenditures, investments in investees and dividends received	(13,262)	(13,737)
Free cash flow*	13,850	12,377

As of December 31, 2017, the balance of cash and cash equivalents was US$ 22,519 million and the balance of adjusted cash and cash equivalents was US$ 24,404 million, positively impacted by the investment in British Treasury bonds.

The resources from cash provided by operating activities of US$ 27,112 million, proceeds from financing of US$ 27,075 million, proceeds from divestments of US$ 3,091 million and from BR Distribuidora IPO of US$ 1,511 million were used for repayment of financing (and interest payments) and for capital expenditures.

Despite the reduction in market-share in the oil products domestic market, net cash provided by operating activities increased to US$ 27,112 million, being mainly generated by the higher margins of exports and of oil products in the domestic market and by the increase in the share of national oil in the processed feedstock and of the domestic gas in the sales mix, which led to lower import costs.

Capital expenditures, investments in investees and dividends received totaled US$ 13,262 million in 2017 (84% in E&P business segment), in line with 2016.

Free Cash Flow* was positive, amounting to US$ 13,850 million in 2017, 12% higher than 2016 due to the effect of foreign translation, which led to higher net cash provided by operating activities and stable investments.

In 2017, proceeds from financing amounted to US$ 27,075 million, with highlights to: (i) Global notes issued in international capital markets in the amount of US$ 10,218 million, with maturities at 2022, 2025, 2027, 2028 and 2044; (ii) debentures issued in the domestic capital markets in the amount of US$ 1,577 million, with maturities at 2022 and 2024; and (iii) funds raised from the domestic and international banking market, with approximately 5 years average terms, in the total amount of US$ 12,988 million .

In addition, the Company paid debts (principal and interest) in the total amount of US$ 43,076 million, mainly attributable to: (i) repurchase of US$7,569 million of Petrobras’s existing series of global notes with maturities between 2018 and 2021, with premium paid to bond holders amounting to US$ 339; (ii) pre-payment of banking loans in the amount of US$ 16,012 million with national and international banks; (iii) pre-payment of finance debt with export credit agencies, in the amount of US$ 913;  and (iv) pre-payment of debt with BNDES (US$ 2,980 million).

The Company also rolled-over debts thorough non-cash transactions, including:  (i) exchange of US$ 6,768 million in Global notes issued in international capital markets, with maturities between 2019 and 2021 to new Global notes in the amount of US$ 7,597 million with maturities at 2025 and 2028; and (ii) exchange of some debts in the domestic and international banking market maturing from 2018 to 2020, to new similar financings amounting to US$ 4,257 with maturities ranging from 2020 to 2024.

Repayments of principal and interest totaled US$ 43,076 million in 2017 and the nominal cash flow (cash view), including principal and interest payments, by maturity, is set out in US$ million, below:

Maturity	2018	2019	2020	2021	2022	2023 and thereafter	Balance at December 31, 2017	Balance at December 31, 2016
Principal	5,524	6,570	9,849	12,927	18,183	57,477	110,530	119,734
Interest	6,055	5,845	5,398	4,782	4,000	34,647	60,728	58,406
Total	11,579	12,415	15,247	17,709	22,183	92,124	171,258	178,140

*

* See reconciliation of Adjusted Cash and Cash Equivalents in Net Debt and definitions of Adjusted Cash and Cash Equivalents and Free Cash Flow in Glossary.

V. Consolidated debt

As of December 31, 2017, the total debt in U.S. dollars decreased 8% when compared to December 31, 2016. The net debt in U.S. dollars reduced 12% when compared to December 31, 2016, mainly as a result of repayments of principal and interest.

Current debt and non-current debt include finance lease obligations of US$ 25 million and US$ 204 million as of December 31, 2017, respectively (US$ 18 million and US$ 226 million on December 31, 2016).

The weighted average maturity of outstanding debt reached 8.62 years as of December 31, 2017 (compared to 7.46 years as of December 31, 2016).

The ratio between net debt and the Adjusted EBITDA* decreased from 3.76 as of December 31, 2016 to 3.53 as of December 31, 2017. The ratio between net debt and the OCF reduced from 3.72 as of December 31, 2016 to 3.20 as of December 31, 2017.

	U.S.$ million
	12.31.2017	12.31.2016	Δ%
Current debt	7,026	9,773	(28)
Non-current debt	102,249	108,597	(6)
Total	109,275	118,370	(8)
Cash and cash equivalents	22,519	21,205	6
Government securities and time deposits (maturity of more than 3 months)	1,885	784	140
Adjusted cash and cash equivalents *	24,404	21,989	11
Net debt *	84,871	96,381	(12)
Net debt/(net debt+shareholders' equity) - Leverage *	51%	55%	(4)
Total net liabilities *	226,962	224,994	1
(Net third parties capital / total net liabilities)	64%	66%	(2)
Net debt/Adjusted EBITDA ratio *	3.53	3.76	(6)
Average interest rate (% p.a.)	6.1	6.2	(1)
Total debt net of cash and cash equivalents/OCF ratio*	3.20	3.72	(14)
Weighted average maturity of outstanding debt (years)	8.62	7.46	1.16

	US$ million

	12.31.2017	12.31.2016	Δ%
Summarized information on financing
Floating rate or fixed rate
Floating rate debt	53,492	63,978	(16)
Fixed rate debt	55,554	54,148	3
Total	109,046	118,126	(8)
Currency
Reais	21,505	24,175	(11)
US Dollars	79,687	84,951	(6)
Euro	5,373	6,640	(19)
Other currencies	2,481	2,360	5
Total	109,046	118,126	(8)
By maturity
until 1 year	7,001	9,755	(28)
1 to 2 years	6,476	11,216	(42)
2 to 3 years	9,641	20,898	(54)
3 to 4 years	12,745	16,313	(22)
4 to 5 years	18,014	18,777	(4)
5 years on	55,169	41,167	34
Total	109,046	118,126	(8)

**

* See definition of Adjusted Cash and Cash Equivalents, Net Debt, Total Net Liabilities, LTM Adjusted EBITDA, LTM OCF and Leverage in Glossary and reconciliation in Reconciliation of Adjusted EBITDA and LTM OCF.

ADDITIONAL INFORMATION

VI. Reconciliation of Adjusted EBITDA

Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA and represents an alternative measure to our net cash provided by operating activities and is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by items not considered as part of Company’s primary business, which include results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement and results from disposal and write-offs of assets.

This measure is used to calculate the metric Net Debt/ Adjusted EBITDA, which is established in the Business Plan 2018-2022, to support management’s assessment of liquidity and leverage.

EBITDA and Adjusted EBITDA are not defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation by other companies and it should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS. These measures must be considered together with other measures and indicators for a better understanding of the Company's financial conditions.

Adjusted EBITDA

	US$ million

	12.31.2017	12.31.2016
Net income (loss)	169	(4,349)
Net finance income (expenses)	9,895	7,755
Income taxes	1,828	684
Depreciation, depletion and amortization	13,307	13,965
EBITDA	25,199	18,055
Results in equity-accounted investments	(673)	218
Impairment	1,191	6,193
Reclassification of cumulative translation adjustment - CTA	37	1,457
Gains and losses on disposal/write-offs of assets *	(1,715)	(293)
Adjusted EBITDA	24,039	25,630
Income taxes	(1,828)	(684)
Allowance (reversals) for impairment of trade and others receivables	708	1,131
Trade and other receivables, net	(978)	(39)
Inventories	(336)	(518)
Trade payables	(62)	(1,060)
Deferred income taxes, net	467	(913)
Taxes payable	2,153	675
Others	2,949	1,892
Net cash provided by operating activities -OCF	27,112	26,114

*

* Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

ADDITIONAL INFORMATION

VII. Foreign exchange translation effects on results of operations of 2017

The main functional currency of the Petrobras Group is the Brazilian Real, which is the functional currency of the parent company and its Brazilian subsidiaries. However, the presentation currency of this financial report is the U.S. Dollar to facilitate the comparison with other oil and gas companies. Therefore, the results of operations in Brazilian Real were translated into U.S. dollars using the average exchange rates prevailing during the period, as set out in IAS 21 – “The effects of foreign exchanges rates”.

When the Brazilian Real appreciates against the U.S. dollar, as it did in 2017, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. When the Brazilian Real depreciates against the U.S. dollar, the effect is to generally decrease both revenues and expenses when expressed in U.S. dollars.

In order to isolate the foreign exchange translation effect on results of operations, the table below presents a reconciliation of income statement to financial information on a constant currency basis, assuming the same exchange rates between each quarter for translation. In 2017, the results on a constant currency basis were computed by converting the 1Q-2017, 2Q-2017, 3Q-2017 and 4Q-2017 results from Brazilian Real into U.S. dollars based on the same average exchange rates used in 1Q-2016, 2Q-2016, 3Q-2016 and 4Q-2016 (3.91, 3.51, 3.25 and 3.29, respectively).

The amounts and respective variations presented in constant currency are not measures defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of other companies and it should not be considered as a substitute for any measure calculated in accordance with IFRS.

	As reported				Financial information in a constant currency basis
	Jan-Dec				Jan-Dec 2017
			Variation				Variation *

	U.S.$ million				U.S.$ million
	2017	2016	∆	∆(%)	Foreign exchange translation effects	Results on a constant currency basis	∆	∆(%)
Sales revenues	88,827	81,405	7,422	9	6,904	81,923	518	1
Cost of sales	(60,147)	(55,417)	(4,730)	(9)	(4,589)	(55,558)	(141)	−
Gross profit	28,680	25,988	2,692	10	2,315	26,365	377	1
Selling expenses	(4,538)	(3,963)	(575)	(15)	(301)	(4,237)	(274)	(7)
General and administrative expenses	(2,918)	(3,319)	401	12	(231)	(2,687)	632	19
Exploration costs	(800)	(1,761)	961	55	(43)	(757)	1,004	57
Research and development expenses	(572)	(523)	(49)	(9)	(41)	(531)	(8)	(2)
Other taxes	(1,843)	(714)	(1,129)	(158)	(113)	(1,730)	(1,016)	(142)
Impairment of assets	(1,191)	(6,193)	5,002	81	(21)	(1,170)	5,023	81
Other income and expenses	(5,599)	(5,207)	(392)	(8)	(232)	(5,367)	(160)	(3)
Operating income	11,219	4,308	6,911	160	1,333	9,886	5,578	129
Net finance income (expense)	(9,895)	(7,755)	(2,140)	(28)	(806)	(9,089)	(1,334)	(17)
Results in equity-accounted investments	673	(218)	891	409	59	614	832	382
Income before income taxes	1,997	(3,665)	5,662	154	586	1,411	5,076	138
Income taxes	(1,828)	(684)	(1,144)	(167)	(299)	(1,529)	(845)	(124)
Net income	169	(4,349)	4,518	104	287	(118)	4,231	97

* Variation after isolating foreign exchange translation effects between periods used for translation.

FINANCIAL STATEMENTS

Income Statement - Consolidated

	U.S.$ million
	Jan-Dec
	2017	2016
Sales revenues	88,827	81,405
Cost of sales	(60,147)	(55,417)
Gross profit	28,680	25,988

Selling expenses	(4,538)	(3,963)
General and administrative expenses	(2,918)	(3,319)
Exploration costs	(800)	(1,761)
Research and development expenses	(572)	(523)
Other taxes	(1,843)	(714)
Impairment of assets	(1,191)	(6,193)
Other income and expenses	(5,599)	(5,207)
	(17,461)	(21,680)
Operating income (loss)	11,219	4,308
Finance income	1,047	1,053
Finance expenses	(7,395)	(6,958)
Foreign exchange gains (losses) and inflation indexation charges	(3,547)	(1,850)
Net finance income (expense)	(9,895)	(7,755)
Results in equity-accounted investments	673	(218)
Income (loss) before income taxes	1,997	(3,665)
Income taxes	(1,828)	(684)
Net income (loss)	169	(4,349)
Net income (loss) attributable to:
Shareholders of Petrobras	(91)	(4,838)
Non-controlling interests	260	489
	169	(4,349)

FINANCIAL STATEMENTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million
	12.31.2017	12.31.2016

Current assets	47,131	44,769
Cash and cash equivalents	22,519	21,205
Marketable securities	1,885	784
Trade and other receivables, net	4,972	4,769
Inventories	8,489	8,475
Recoverable taxes	2,437	2,502
Assets classified as held for sale	5,318	5,728
Other current assets	1,511	1,306
Non-current assets	204,235	202,214
Long-term receivables	21,450	20,420
Trade and other receivables, net	5,175	4,551
Marketable securities	64	90
Judicial deposits	5,582	3,999
Deferred taxes	3,438	4,307
Other tax assets	3,075	3,141
Advances to suppliers	1,032	1,148
Other non-current assets	3,084	3,184
Investments	3,795	3,052
Property, plant and equipment	176,650	175,470
Intangible assets	2,340	3,272
Total assets	251,366	246,983

LIABILITIES	U.S.$ million
	12.31.2017	12.31.2016
Current liabilities	24,948	24,903
Trade payables	5,767	5,762
Finance debt and Finance lease obligations	7,026	9,773
Taxes payable	4,847	3,755
Payroll and related charges	1,309	2,197
Pension and medical benefits	844	820
Provisions for legal proceedings	2,256	−
Liabilities related to assets classified as held for sale	391	492
Other current liabilities	2,508	2,104
Non-current liabilities	144,916	144,530
Finance debt and Finance lease obligations	102,249	108,597
Income taxes payable	671	−
Deferred taxes	1,196	263
Pension and medical benefits	20,986	21,477
Provisions for legal proceedings	4,770	3,391
Provision for decommissioning costs	14,143	10,252
Other non-current liabilities	901	550
Shareholders' equity	81,502	77,550
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(27,299)	(30,322)
Non-controlling interests	1,700	771
Total liabilities and shareholders' equity	251,366	246,983

FINANCIAL STATEMENTS

Statement of Cash Flows – Consolidated

	US$ million
	Jan-Dec
	2017	2016
Net income (loss)	169	(4,349)
(+) Adjustments for:	26,943	30,463
Depreciation, depletion and amortization	13,307	13,965
Foreign exchange, indexation and finance charges	9,602	7,962
Results in equity-accounted investments	(673)	218
Reclassification of cumulative translation adjustment and other comprehensive income	59	1,457
Revision and unwinding of discount on the provision for decommissioning costs	425	(836)
Gain on remeasurement of investment retained with loss of control	(217)	−
Allowance (reversals) for impairment of trade and others receivables	708	1,131
Gains and losses on disposal / write-offs of assets	(1,498)	(293)
Deferred income taxes, net	467	(913)
Exploratory expenditures write-offs	279	1,281
Impairment of assets	1,191	6,193
Inventory write-down to net realizable value	66	343
Pension and medical benefits (actuarial expense)	2,726	2,304
Provision for the class action agreement	3,449	−
Judicial deposits	(1,671)	(986)
Inventories	(336)	(518)
Trade and other receivables, net	(978)	(39)
Trade payables	(62)	(1,060)
Pension and medical benefits	(919)	(766)
Taxes payable	2,952	1,047
Other assets and liabilities	(1,135)	345
Income taxes paid	(799)	(372)
(=) Net cash provided by (used in) operating activities	27,112	26,114
(-) Net cash provided by (used in) investing activities	(11,032)	(11,303)
Capital expenditures, investments in investees and dividends received	(13,262)	(13,737)
Proceeds from disposal of assets (divestment)	3,091	2,205
Divestment (investment) in marketable securities	(861)	229
(=) Net cash provided by operating and investing activities	16,080	14,811
Proceeds from financing	27,075	18,897
Repayment of principal	(36,095)	(30,660)
Repayment of interest	(6,981)	(7,308)
Dividends paid to non-controlling interest	(167)	(72)
Investments by non-controlling interest	19	29
Proceeds from sale of interest without loss of control	1,511	−
(-) Net cash provided by (used in) financing activities	(14,638)	(19,114)
Effect of exchange rate changes on cash and cash equivalents	(128)	450
(=) Net increase (decrease) in cash and cash equivalents in the period	1,314	(3,853)
Cash and cash equivalents at the beginning of period	21,205	25,058
Cash and cash equivalents at the end of period	22,519	21,205

SEGMENT INFORMATION

Consolidated Income by Segment – 2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	42,184	67,037	12,374	213	27,567	−	(60,548)	88,827
Intersegments	40,762	16,142	3,027	201	416	−	(60,548)	−
Third parties	1,422	50,895	9,347	12	27,151	−	−	88,827
Cost of sales	(27,937)	(57,778)	(8,797)	(222)	(25,501)	−	60,088	(60,147)
Gross profit	14,247	9,259	3,577	(9)	2,066	−	(460)	28,680
Expenses	(3,750)	(3,603)	(676)	(22)	(1,266)	(8,217)	73	(17,461)
Selling expenses	(125)	(1,731)	(1,793)	(2)	(995)	27	81	(4,538)
General and administrative expenses	(331)	(457)	(165)	(22)	(274)	(1,669)	−	(2,918)
Exploration costs	(800)	−	−	−	−	−	−	(800)
Research and development expenses	(333)	(13)	(26)	−	−	(200)	−	(572)
Other taxes	(503)	(203)	(258)	(7)	(42)	(830)	−	(1,843)
Impairment of assets	43	(781)	(446)	(7)	−	−	−	(1,191)
Other income and expenses	(1,701)	(418)	2,012	16	45	(5,545)	(8)	(5,599)
Operating income (loss)	10,497	5,656	2,901	(31)	800	(8,217)	(387)	11,219
Net finance income (expense)	−	−	−	−	−	(9,895)	−	(9,895)
Results in equity-accounted investments	136	443	117	(26)	2	1	−	673
Income (loss) before income taxes	10,633	6,099	3,018	(57)	802	(18,111)	(387)	1,997
Income taxes	(3,571)	(1,922)	(985)	10	(272)	4,780	132	(1,828)
Net income (loss)	7,062	4,177	2,033	(47)	530	(13,331)	(255)	169
Net income (loss) attributable to:
Shareholders of Petrobras	7,021	4,235	1,915	(47)	521	(13,481)	(255)	(91)
Non-controlling interests	41	(58)	118	−	9	150	−	260
	7,062	4,177	2,033	(47)	530	(13,331)	(255)	169

Consolidated Income by Segment – 2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	33,675	62,588	9,401	240	27,927	−	(52,426)	81,405
Intersegments	32,195	17,090	2,490	231	420	−	(52,426)	−
Third parties	1,480	45,498	6,911	9	27,507	−	−	81,405
Cost of sales	(24,863)	(48,444)	(6,790)	(264)	(25,757)	−	50,701	(55,417)
Gross profit	8,812	14,144	2,611	(24)	2,170	−	(1,725)	25,988
Expenses	(6,789)	(5,425)	(1,439)	(62)	(2,084)	(5,968)	87	(21,680)
Selling expenses	(143)	(1,846)	(768)	(2)	(1,309)	10	95	(3,963)
General and administrative expenses	(346)	(442)	(206)	(25)	(271)	(2,029)	−	(3,319)
Exploration costs	(1,761)	−	−	−	−	−	−	(1,761)
Research and development expenses	(198)	(57)	(17)	(1)	−	(250)	−	(523)
Other taxes	(85)	(98)	(220)	(4)	(29)	(278)	−	(714)
Impairment of assets	(3,272)	(2,457)	(375)	(7)	(82)	−	−	(6,193)
Other income and expenses	(984)	(525)	147	(23)	(393)	(3,421)	(8)	(5,207)

Operating income (loss)	2,023	8,719	1,172	(86)	86	(5,968)	(1,638)	4,308
Net finance income (expense)	−	−	−	−	−	(7,755)	−	(7,755)
Results in equity-accounted investments	32	(75)	80	(265)	10	−	−	(218)
Income (loss) before income taxes	2,055	8,644	1,252	(351)	96	(13,723)	(1,638)	(3,665)
Income taxes	(687)	(2,964)	(397)	28	(29)	2,809	556	(684)
Net income (loss)	1,368	5,680	855	(323)	67	(10,914)	(1,082)	(4,349)
Net income (loss) attributable to:
Shareholders of Petrobras	1,425	5,746	732	(323)	67	(11,403)	(1,082)	(4,838)
Non-controlling interests	(57)	(66)	123	−	−	489	−	489
	1,368	5,680	855	(323)	67	(10,914)	(1,082)	(4,349)

Other Income and Expenses by Segment – 2017

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Provision for the class action agreement	−	−	−	−	−	(3,449)	−	(3,449)
Pension and medical benefits - retirees	−	−	−	−	−	(1,914)	−	(1,914)
Unscheduled stoppages and pre-operating expenses	(1,454)	(40)	(104)	−	−	−	−	(1,598)
Gains / (losses) related to legal, administrative and arbitration proceedings	(436)	(157)	(163)	−	(37)	(105)	−	(898)
Allowance for impairment of other receivables	(350)	(27)	(2)	(1)	−	(52)	−	(432)
Institutional relations and cultural projects	−	(3)	−	−	(52)	(203)	−	(258)
Profit sharing	(52)	(41)	(6)	−	(8)	(44)	−	(151)
Health, safety and environment	(16)	(9)	(4)	−	−	(41)	−	(70)
Operating expenses with thermoelectric power plants	−	−	(67)	−	−	−	−	(67)
Reclassification of cumulative translation adjustments - CTA	−	−	−	−	−	(37)	−	(37)
Government grants	5	8	74	4	−	−	−	91
Gain on remeasurement of investment retained with loss of control	−	−	217	−	−	−	−	217
Voluntary Separation Incentive Plan - PIDV	52	(13)	44	−	45	109	−	237
Amounts recovered from Lava Jato investigation	−	−	−	−	2	250	−	252
Gains / (losses) on decommisioning of returned/abandoned areas	337	−	−	−	−	−	−	337
Expenses/Reimbursements from E&P partnership operations	372	−	−	−	−	−	−	372
Ship/Take or Pay agreements	1	66	468	−	8	−	−	543
Gains / (losses) on disposal/write-offs of assets (*)	(173)	(214)	1,949	3	(3)	(64)	−	1,498
Others	13	12	(394)	10	90	5	(8)	(272)
	(1,701)	(418)	2,012	16	45	(5,545)	(8)	(5,599)

Other Income and Expenses by Segment – 2016

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Pension and medical benefits - retirees	−	−	−	−	−	(1,428)	−	(1,428)
Unscheduled stoppages and pre-operating expenses	(1,748)	(63)	(45)	−	−	(3)	−	(1,859)
Gains / (losses) related to legal, administrative and arbitration proceedings	(326)	(168)	(144)	(1)	(306)	(448)	−	(1,393)
Allowance for impairment of other receivables	(631)	(12)	−	−	−	(28)	−	(671)
Institutional relations and cultural projects	(6)	(4)	−	−	(27)	(216)	−	(253)
Profit sharing	−	−	−	−	−	−	−	−
Health, safety and environment	(17)	(13)	(5)	−	(1)	(44)	−	(80)
Operating expenses with thermoelectric power plants	−	−	(96)	−	−	−	−	(96)
Reclassification of cumulative translation adjustments - CTA	−	9	−	−	−	(1,466)	−	(1,457)
Government grants	4	31	131	1	−	6	−	173
Gain on remeasurement of investment retained with loss of control	−	−	−	−	−	−	−	−
Voluntary Separation Incentive Plan - PIDV	(479)	(258)	(44)	−	(133)	(314)	−	(1,228)
Amounts recovered from Lava Jato investigation	−	−	−	−	−	131	−	131
Gains / (losses) on decommisioning of returned/abandoned areas	1,491	−	−	−	−	−	−	1,491
Expenses/Reimbursements from E&P partnership operations	569	−	−	−	−	−	−	569
Ship/Take or Pay agreements	−	−	282	−	−	−	−	282
Gains / (losses) on disposal/write-offs of assets (**)	75	(101)	97	−	2	220	−	293
Provision for debt assumed from suppliers with subcontractors	(105)	−	−	−	−	−	−	(105)
Others	189	54	(29)	(23)	72	169	(8)	424
	(984)	(525)	147	(23)	(393)	(3,421)	(8)	(5,207)

*Includes returned areas and cancelled projects, gains on the divestment of NTS in the second quarter of 2017 (see note 10.1), as well as losses on materials and supplies in the amount of US$ 309 mainly recognized in the third quarter of 2017 due to revised projects portfolio.

Consolidated Assets by Segment – 12.31.2017

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	144,619	51,082	18,460	190	6,121	36,825	(5,931)	251,366
Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,412	16,649	126	3,160	9,353	(509)	204,235
Long-term receivables	7,619	3,346	2,300	4	1,074	7,568	(461)	21,450
Investments	1,429	1,492	830	33	5	6	−	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Assets under construction	35,101	4,183	2,651	4	259	323	−	42,521
Intangible assets	1,509	174	288	−	219	150	−	2,340

Consolidated Assets by Segment – 12.31.2016

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	140,096	52,580	19,488	522	6,230	33,769	(5,702)	246,983
Current assets	5,604	12,460	3,592	405	3,039	24,934	(5,265)	44,769
Non-current assets	134,492	40,120	15,896	117	3,191	8,835	(437)	202,214
Long-term receivables	7,630	3,312	2,006	4	1,017	6,838	(387)	20,420
Investments	1,449	1,104	466	13	14	6	−	3,052
Property, plant and equipment	123,056	35,515	13,094	100	1,936	1,819	(50)	175,470
Operating assets	90,716	31,150	11,862	97	1,654	1,472	(50)	136,901
Assets under construction	32,340	4,365	1,232	3	282	347	−	38,569
Intangible assets	2,357	189	330	−	224	172	−	3,272

Adjusted EBITDA by Segment

The Adjusted EBITDA by Segment is an alternative performance measure of each segment of the Company. This measure is being presented as a supplementary information to the users, may not be comparable to other companies and should not be considered in isolation or as a substitute for any measure calculated in accordance with IFRS.

Reconciliation of Consolidated Adjusted EBITDA by Segment – 2017

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	7,062	4,177	2,033	(47)	530	(13,331)	(255)	169
Net finance income (expenses)	−	−	−	−	−	9,895	−	9,895
Income taxes	3,571	1,922	985	(10)	272	(4,780)	(132)	1,828
Depreciation, depletion and amortization	9,820	2,367	783	4	158	175	−	13,307
EBITDA	20,453	8,466	3,801	(53)	960	(8,041)	(387)	25,199
Results in equity-accounted investments	(136)	(443)	(117)	26	(2)	(1)	−	(673)
Impairment	(43)	781	446	7	−	−	−	1,191
Reclassification of cumulative translation adjustment - CTA	−	−	−	−	−	37	−	37
Gains and losses on disposal/write-offs of assets**	173	214	(2,166)	(3)	3	64	−	(1,715)
Adjusted EBITDA *	20,447	9,018	1,964	(23)	961	(7,941)	(387)	24,039

Reconciliation of Consolidated Adjusted EBITDA by Segment – 2016

*

	U.S.$ million
	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss)	1,368	5,680	855	(323)	67	(10,914)	(1,082)	(4,349)
Net finance income (expenses)	−	−	−	−	−	7,755	−	7,755
Income taxes	687	2,964	397	(28)	29	(2,809)	(556)	684
Depreciation, depletion and amortization	10,477	2,294	850	6	159	179	−	13,965
EBITDA	12,532	10,938	2,102	(345)	255	(5,789)	(1,638)	18,055
Results in equity-accounted investments	(32)	75	(80)	265	(10)	−	−	218
Impairment	3,272	2,457	375	7	82	−	−	6,193
Reclassification of cumulative translation adjustment - CTA	−	(9)	−	−	−	1,466	−	1,457
Gains and losses on disposal/write-offs of assets**	(75)	101	(97)	−	(2)	(220)	−	(293)
Adjusted EBITDA *	15,697	13,562	2,300	(73)	325	(4,543)	(1,638)	25,630

* See definition of Adjusted EBITDA in glossary.
** Includes results with disposal and write-offs of assets and re-measurement of remaining interests at fair value.

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Domestic natural gas production - Natural gas production in Brazil less LNG plus gas reinjection.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports,  production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period.

Feedstock processed – Brazil - Daily volume of crude oil and NGL processed.

Feedstock processed (excluding NGL) - Daily volume of crude oil processed in the Company´s refineries in Brazil and is factored into the calculation of the Refining Plants Utilization Factor.

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Margin - Gross profit over sales revenues.

Jet fuel – Aviation fuel.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LNG - Liquified natural gas.

LPG - Liquified crude oil gas.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline.

Net Margin - Net income (loss) over sales revenues.

NGL - Natural gas liquids.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating indicators - Indicators used for businesses management and are not reviewed by independent auditor.

Operating Margin - Operating income (loss) over sales revenues.

PESA – Petrobras Argentina S.A.

PCD – Petrorbas Chile Distribuición Ltda.

PLD (differences settlement price) - Electricity price in the spot market.  Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Total liabilities net - Total liability less adjusted cash and cash equivalents.

As of December 31[s]t, 2017, the presentation related to the business segment information reflects the management’s assessment related to performance and business resources allocation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

_________________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer